Exhibit 99

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

February 12, 2024

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	MAGNA INTERNATIONAL INC. Confirmation of Notice of Record and Meeting Dates

We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject Issuer:

1	ISIN:	CA5592224011

	CUSIP:	559222401

2	Date Fixed for the Meeting:	May 9, 2024

3	Record Date for Notice:	March 20, 2024

4	Record Date for Voting:	March 20, 2024

5	Beneficial Ownership Determination Date:	March 20, 2024

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON SHARES

8	Business to be conducted at the meeting:	Annual General

9	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	NO

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

VANCOUVER 733 Seymour Street, Suite #2310 Vancouver, BC V6B 0S6 T 604 689-3334	CALGARY Telus Sky Building 2110, 685 Centre Street SW Calgary Alberta T2G 1S5 T 403 218-2800	TORONTO 301 - 100 Adelaide Street West Toronto ON M5H 4H1 Toll Free 1-866-600-5869 T 416 361-0930	MONTRÉAL 1701 - 1190, avenue des Canadiens-de-Montréal, C. P. 37 Montréal (Québec) H3B 0G7 T 514 395-5964